--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 3) 1

                          WORLD ACCEPTANCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    981419104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 12, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)


_______________
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

----------------------------                        ----------------------------
     CUSIP No. 981419104          SCHEDULE 13D           Page 2 of 11 Pages
----------------------------                        ----------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mills Value Adviser, Inc.
        I.R.S. ID #54-1410376
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)      |_|
                                                                    (b)      |_|
        Not Applicable
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

        Not Applicable
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia
----------------------- ------- ------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER

       SHARES                   -0-
                        ------- ------------------------------------------------
    BENEFICIALLY        8       SHARED VOTING POWER

    OWNED BY EACH               -0-
                        ------- ------------------------------------------------
      REPORTING         9       SOLE DISPOSITIVE POWER

     PERSON WITH                1,575,600
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
----------------------- ------- ------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,575,600
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
        Not Applicable
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.3%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IA (INVESTMENT ADVISER)
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.


         This Amendment No. 3 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated June 12, 1997, filed with the Securities and Exchange Commission (the "Commission") on July 3, 1997, Amendment No. 1 to the
Schedule 13D, dated July 1, 1997, filed with the Commission on July 9, 1997, and Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), dated November 14, 1997, filed with the Commission on November 24, 1997, with respect to the common stock, no par value per share, of World Acceptance Corporation.


Item 1.    Security and Issuer
           -------------------

           This  Amendment No. 3 relates to the common  stock,  no par value per
           share  ("Common  Stock"),  of  World  Acceptance   Corporation,   108
           Frederick Street, Greenville, South Carolina 29607 (the "Issuer").


Item 2.    Identity and Background
           -----------------------

           Mills Value Adviser, Inc.
           -------------------------

           Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

           On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted



                               Page 3 of 11 Pages
           business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

           Charles A. Mills, III
           ---------------------

           (A)    Charles A. Mills, III

           (B)    707 East Main Street, Richmond, VA 23219

           (C)    Charles  A.  Mills,  III  is  Chairman  of  the  Board  of the
                  Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

           (D)    During the past five years, Charles A. Mills, III has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

           (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the
                  Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

           (F)    Charles A.  Mills,  III is a citizen  of the United  States of
                  America.

           George R. Whittemore
           --------------------

           (A)    George R. Whittemore



                               Page 4 of 11 Pages

           (B)    707 East Main Street, Richmond, VA 23219

           (C) George R. Whittemore is President and a Director of the Corporation and Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

           (D)    During the past five years,  George R. Whittemore has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

           (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (F) George R. Whittemore is a citizen of the United States of America.

           Blair J. Frantzen
           -----------------

           (A)    Blair J. Frantzen

           (B)    707 East Main Street, Richmond, VA 23219

           (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

           (D)    During the past five  years,  Blair J.  Frantzen  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

           (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (F) Blair J. Frantzen is a citizen of the United States of America.



                               Page 5 of 11 Pages

           Todd J. Peters
           --------------

           (A)    Todd J. Peters

           (B)    707 East Main Street, Richmond, Virginia 23219

           (C) Todd J. Peters is Vice President and Director of Marketing of the Corporation.

           (D)    During  the  past  five  years,  Todd J.  Peters  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

           (E) During the past five years, Todd J. Peters has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (F)    Todd J. Peters is a citizen of the United States of America.

           George W. Anderson
           ------------------

           (A)    George W. Anderson

           (B)    707 East Main Street, Richmond, VA 23219

           (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

           (D)    During the past five years,  George W.  Anderson  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

           (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 6 of 11 Pages

           (F) George W. Anderson is a citizen of the United States of America.


Item 3.    Source and Amount of Funds and Other Consideration
           --------------------------------------------------

           The total amount of the funds used in making the purchases was $10,152,514, of which $845,949 represent purchases since the filing of Amendment No. 2. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority.


Item 4.    Purpose of Transaction
           ----------------------

           The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

           There are no plans or proposals which the Corporation, Charles A. Mills, III, George R. Whittemore, Blair J. Frantzen, Todd J. Peters or George W. Anderson may have that relate to or would result in:

           (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

           (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

           (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (E) Any material change in the present capitalization or dividend policy of the Issuer;

           (F)    Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;



                               Page 7 of 11 Pages

           (G)    Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

           (J)    Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer
           ------------------------------------

           (A)    The   aggregate   number  and   percentage   of  Common  Stock
                  beneficially owned by the Corporation are 1,575,600 shares and 8.3%, respectively.

           (B) The Corporation has no power to vote or to direct the vote of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).

           (C) Transactions in the securities identified pursuant to Item 5(a) since the filing of Amendment No. 2 are as follows:


Beneficial          Trans.         Amount of         Price Per         Where/How
   Owner             Date         Transaction          Share           Effected
   -----             ----         -----------          -----           --------

    MVA            12/2/97          $41,576            $6.03           Open Mkt.
    MVA            12/3/97          $51,874            $5.19           Open Mkt.
    MVA            12/4/97          $53,203            $5.32           Open Mkt.
    MVA            12/5/97          $54,151            $5.42           Open Mkt.
    MVA           12/10/97          $51,185            $5.12           Open Mkt.
    MVA           12/23/97          $95,422            $5.30           Open Mkt.
    MVA           12/24/97          $55,540            $5.55           Open Mkt.
    MVA           12/26/97          $55,321            $5.53           Open Mkt.
    MVA           12/31/97          $60,128            $5.78           Open Mkt.
    MVA            1/15/98         $495,545            $5.33           Open Mkt.
    MVA            2/12/98          $91,368            $5.37           Open Mkt.



                               Page 8 of 11 Pages

           (D)    Not applicable.

           (E)    Not applicable.

           Charles A. Mills, III
           ---------------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III are 4,970 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation. Such shares include 4,400 that his spouse owns and 570 that his children own. Mr. Mills also beneficially owns 2,050 shares of Common Stock for which he acts as trustee for his children.

           (B) Charles A. Mills, III, in his capacity as trustee, has the sole power to vote and the sole power to dispose of all 2,050 shares identified pursuant to Item 5(a).

           (C)    None

           (D)    Not applicable.

           (E)    Not applicable.

           George R. Whittemore
           --------------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by George R. Whittemore are 11,700 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation. Such shares include 3,500 that he personally owns, 7,700 that his spouse owns, and 500 that his children own.

           (B) George R. Whittemore has the sole power to vote and the sole power to dispose of 3,500 shares identified pursuant to Item 5(a). He has the shared power to vote and the shared power to dispose of 500 shares identified pursuant to Item 5(a).

           (C)    None

           (D)    Not applicable.

           (E)    Not applicable.



                               Page 9 of 11 Pages

           Blair J. Frantzen
           -----------------

           (A)    None

           (B)    None

           (C)    None

           (D)    Not applicable.

           (E)    Not applicable.

           Todd J. Peters
           --------------

           (A)    None

           (B)    None

           (C)    None

           (D)    Not applicable.

           (E)    Not applicable.

           George W. Anderson
           ------------------

           (A)    None

           (B)    None

           (C)    None

           (D)    Not applicable.

           (E)    Not applicable.


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

           None


Item 7.    Material to be Filed as Exhibits
           --------------------------------

           None



                              Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                            MILLS VALUE ADVISER, INC.



Date:    February 12, 1998                  /s/ CHARLES A. MILLS, III
                                            -------------------------
                                            CHARLES A. MILLS, III
                                            Chairman of the Board



Date:    February 12, 1998                  /s/ GEORGE R. WHITTEMORE
                                            ------------------------
                                            GEORGE R. WHITTEMORE
                                            President/Director



Date:    February 12, 1998                  /s/ BLAIR J. FRANTZEN
                                            -------------------------
                                            BLAIR J. FRANTZEN
                                            Secretary/Treasurer/Dir.



Date:    February 12, 1998                  /s/ GEORGE W. ANDERSON
                                            -------------------------
                                            GEORGE W. ANDERSON
                                            Director



Date:    February 12, 1998                  /s/ TODD J. PETERS
                                            -------------------------
                                            TODD J. PETERS
                                            Vice President



Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).